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        Filed by UnitedGlobalCom, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Corporations: UnitedGlobalCom, Inc.
Commission File No.: 000-49658
and Liberty Media International, Inc.
Commission File No. 000-50671

LIBERTY MEDIA INTERNATIONAL

Moderator: John Malone
January 18, 2005
11:00 a.m. CT

        Operator:    Good day everyone, and welcome to the Liberty Media International and United Global Com conference call. Today's conference is being recorded.

        During this presentation, we will make certain forward-looking statements about business strategies, market potential, future financial performance, new service and product launches, and other matters. These statements involve many risks and uncertainties that could cause actual results to differ materially from such statements including without limitation, possible changes in market acceptance of new products or services, competitive issues, regulatory issues and continued access to capital on terms acceptable to the Liberty Media International and UnitedGlobalCom. Please refer to the publicity filed documents of Liberty Media International and UnitedGlobalCom including the most recent Form-10Q filed by Liberty Media International and UnitedGlobalCom for additional information about LMI or UGM and about the risks and uncertainties related to LMI's or UGMC's business.

        And now, I would like to introduce LMI's Chairman, President and Chief Executive Officer, Dr. John Malone. Please go ahead, sir.

        John Malone:    Good morning, everybody. Mike Fries and I would like to welcome all of you to the call today. We're going to spend a few minutes talking about the transaction that we announced this morning.

        First, I will address the process we went through and some of my thoughts on the combined company, and then Mike will talk through the benefits as we see them for both sets of shareholders. Mike will also provide some more specific information on the combined company. At the conclusion of our formal comments, we'll be happy to answer as many of your questions as we can.

        On the process, in mid-December I approached some of the independent board members of UGC to see if they would be interested in discussing a combination on a fair value to fair value basis with the boards and executive teams combined as they would be in a merger of equals. The board of UGC then formed a special committee composed entirely of independent board members to consider my question. This special committee engaged Morgan Stanley and Debevoise & Plimpton to advise them. The special committee and their advisors performed due diligence on LMI and had numerous meetings with me where we discussed my views on relative values of the two companies, benefits of the combination and so on.

        Early last week, the advisors to the special committee gave a preliminary indication of values for both LMI and UGC. Then the special committee and I, assisted by LMI's advisors, Banc of America Securities and Baker Botts, further negotiated values up to Wednesday of last week at which time we arrived at terms that we felt we both could recommend to our board subject to (receipt) of (Fairness Opinions) and negotiation of (Definitive Agreements). The respective boards met yesterday. We received the (Fairness Opinions) and approved (Definitive Agreements).

        The transaction completes a new holding company to be called Liberty Global. Each UGC shareholder will receive .2155 of a share of Series A Common Stock of Liberty Global for each share of UGC Common Stock held. UGC shareholders also have the option of taking cash equal to $9.58 per share. However, the cash component will be limited to 20 percent of the total consideration. Each LMI shareholder will receive one share of the same series of Liberty Global Common Stock for each LMI share held.

        As mentioned before, we reached the (agreement in principle) on Wednesday of last week. Using the prior day's close of $43.45 for LMI and $9.26 for UGC implies a ratio of .2131 compared to the agreed upon ratio of .2155.

        So the agreed ratio is a premium to the ratio on that day, and about a 12.6 premium—percent premium for the ratio of .1914 that existed on the date we first began discussions in mid-December.

        As the press release points out, the transaction is subject to both LMI and UGC shareholder's approval, and in the case of UGC, a majority of the minority conditions. I'll point out that that condition was not required in the bylaws of UGC, but something that the special committee negotiated in an effort to make sure that this transaction was fair.

        With respect to the combined companies, just a few observations. Liberty Global will be a very well capitalized company with substantial liquidity and free cash flow. In addition to its strong financial position, the combined company will also have a very big strategic position in each of its markets positioning the company very well for future growth. Given the substantial liquidity, we expect the board of the new company to authorize a stock repurchase program following completion of this transaction.

        Now I'd like to turn the call over to Mike so he can share some of his thoughts on this transaction.

        Mike Fries:    Thanks, John and welcome everybody.

        First, let me reiterate what I think John just said in that we think this merger makes tremendous sense for both sets of shareholders. I mean, to begin with, we're creating a global broadband company with unprecedented scale outside the U.S. Liberty Global will own interest in businesses with more than 25 million home serviceable, more than 14 million RGU's and well over 10.6 million customer relationships. And obviously, we'll continue to consolidate UGC's billion dollars of consolidated operating cash flow on a Q3 annualized basis, plus own a substantial interest in another roughly 600 million of annualized operating cash flow coming out of J-COM in Japan. So it's a very substantial operation that we're talking about here on almost any measure.

        Not only does this scale enhance our position with programmers and technology vendors and the like, but I think it also puts us in an even stronger position to roll up other attractive operators and markets around the world where it makes sense.

        John referenced Liberty Global's balance sheet, which will be one of the strongest in our industry. Just a few key data points here for you. The combined group will have a market cap of between 10 and $11 billion, and as much as 3.6 billion of cash and liquid assets depending, of course, on how much of the 20 percent cash option is taken up in the transaction.

        And as a result, the deal is immediately (deleveraging) the UGC shareholders in our view. I think just as importantly, provide additional resources for further consolidation of both the European and Japanese market, certainly strategic objectives that we have articulated to the market over time.

        And we also expect even better access to the capital markets that either company has today and likely, a reduction in borrowing costs. So having been through this type of deal once before with our European subsidiary, I just don't think you can underestimate the benefits of simplifying your capital and corporate structure in this manner. We'll now have one stock, one strategy, one story. Both sets of shareholders will experience a meaningful improvement in the liquidity of our trading market. We'll be eliminating any concerns about overhang that may exist around the corporate opportunity question between the two of us. And the impact of this sort of rationalization will be far reaching, but not just at the corporate and investor level, but with management, and partners and suppliers. So that's a big positive in our view.

        There's also some unique benefits. Each, you know, the group, they're worth ((inaudible)) obviously in the case of LMI, the deal would eliminate the holding company discount which we estimate ranges from 12 to 15 percent today. Everybody obviously benefits from this on a pro forma basis.

        UGC shareholders will benefit from the opportunity to invest in Japan at an attractive valuation, primarily based upon the fact that LMI does trade at a discount today with some other parts. There's lots of ways to do the math on this, but just for example, if you value J-COM on the same multiple of '05 operating cash flow or EBITDA that we think UGC currently trades at in the market, that would yield the LMI price meaningfully higher than were trade today, and gross actually $49 per share.

        Another way to look at that is (come) at market and added in the average research analyst evaluation for Japan and other LMI assets, you'd arrive a price of LMI near $50. So, of course, if you apply the exchange ratio of .2155 to these sorts of numbers, that's a nice premium to UGC's current share price, something certainly I'm sure the special committee took into consideration.

        Based upon what I've learned today, I think J-COM is clearly one of the most attractive (MSO's) outside the U.S. And in many ways, J-COM looks very similar to our European platform from the point of view of market presence, competitive advantage, pure organic growth, and strategic opportunity. And both of these operations are world class (MSO's) in their own right as you'll continue to generate well above average growth on almost any metrics. So it's a nice combination on that respect.

        Of course, in addition to the distribution business of J-COM, Liberty Global also owns a 50 percent stake in Jupiter TV, the largest owner and operated multi-channel programming in Japan. And I think our shareholders at UGC would be well aware of our own steps in that direction with our recent acquisition of (Canal Pluce) and Zone Vision and the renewed focus we've placed on content in our strategic plan.

        I think it's also worth pointing out that the 47 percent minority shareholders in UGC, while ending up with obviously a smaller economic position in the combined larger company of Liberty Global of about 31 percent, depending upon how much is elected, actually end up with a larger voting interest in the new company than they have today at UGC, another factor I think the special committee was focused on. And this is because of the elimination of LMI's control block, UGC (public) shareholders will end up with around 25 percent of the vote of Liberty Global, assuming no cash elected, and that's up from 10 percent of the vote today. And interestingly and importantly, no single stockholder or group of stockholders will actually have pure voting control of this company.

        I think finally as I mentioned in my quote of the press release, I certainly believe the management teams really compliment each other very well here. There's very little overlap at the corporate level. Our core operating groups are implementing very similar strategies from a technology and a product perspective.

        I just got off the phone with, you know, hundreds of our key managers around the world, and they're obviously very encouraged by this and supportive. And I think everybody shares that same sort of entrepreneurial enthusiasm and competitive fire to get the job done. And given where we've come from, a fair amount of wisdom, too, I think.

        So I think with John's continuing and valuable support as chairman, the support of a very strong board of directors, including (Gene Snyder) and others, it's my view that this company is posed for great things. And as posed for great things, one of the most exciting sectors you can invest in today. So from a management's point of view, we're focused and we're ready to get it done, and very excited about this.

        At this point, operator, we are ready for questions.

        Operator:    Thank you. Today's question and answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone phone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. We will proceed in the order that you signal us and will take as many questions as time permits. Once again, please press star one on your touch-tone telephone. We'll pause for just a moment to give everyone an opportunity to signal.

        And we will take our first question from Wayne Cooperman with Cobalt Capital.

        Wayne Cooperman:    Hi, guys, how are you?

        Male:    Good.

        Wayne Cooperman:    I thought—before this Liberty International we thought was considering spinning off the Japanese business or raising capital with that entity. Does that—does this change the plans or is that still something being contemplated?

        John Malone:    Well, according to my understanding of the Japanese rules, we're not allowed to discuss perspective IPOs in Japan. So, given that, we can't discuss it. On the other hand, it's fair to say that our partners, Sumitomo in Japan, would very much like to see a public retail market in Japan. And of course, as we've announced, at the point that Japan has a public (float), our deal with our partners allows us to then consolidate and control Japanese business.

        So we have an incentive to do that. We also have always said that having a public Japanese security would help in the roll up of the mom and pop's in Japan, and give the company a clear Japanese identity. So we're still in favor of doing something there, however, we can't really discuss the current plans.

        Wayne Cooperman:    So why do you want to buy in your publicly traded European subsidiary so that it would be tougher to—at least for now, you (have weight) a value in Europe in the public market?

        John Malone:    We just think that it makes life much simpler. It should eliminate the holding company discount. We don't believe that if we were to take Japan public that it would be a sufficient flow for U.S. investors to give us a holding company discount. In fact, we think the retail market in Japan is quite likely to price Japanese business quite aggressively with giving us currency for an identity in Japan. But this seems to be an alignment of the stars as it were that would allow us to simplify the marketplace.

        I think looking at it from the LMI perspective, we think that the holding company discount is persistent thus represent a material adverse drag on our stock price, which will go away in our opinion, upon completion of this transaction.

        And we think that there's scale economics of putting these balance sheets together as Mike described that should bear pretty good the results. There are also—we didn't discuss tax attributes, which will be enhanced by the combination as certain loss (carry forwards) that are available to UnitedGlobalCom would then be available (to shelter gains) in the portfolio of Liberty Media International. So there are some synergies there that are quite meaningful.

        But mostly it's a simplification (trying) to have one story, one strategy, one management team chasing these opportunities on a global basis without worrying about potential conflicts of interests as LMI with it's large cash position would otherwise have to look at opportunities in Europe on it's own.

        Wayne Cooperman:    OK. Thank you very much.

        John Malone:    You're welcome.

        Operator:    Our next question comes from Ted Henderson with Stifel Nicholas.

        Ted Henderson:    Hi, guys. We're dealing obviously here with two undervalued stocks, Liberty International and UCOMA, but within Liberty International, there is some uncertainty around the Japan valuation as there's no true comps. But there is a lot of uncertainty around UCOMA and the results that they've been putting up. They look very strong moving forward, and I'm trying to envision why as a shareholder, you know, other than what you've talked about in terms of eliminating the holding company discount, but UCOMA seems to be climbing well, you know, towards the 10 double-digit level under operating results alone. You know, is there a true expectation that there's that much strength in the synergies of bringing these together that (a) no premium to market offer would be desirable at this time?

        John Malone:    I guess our view would be from our side that there is about a 14 percent premium to market based upon when negotiations were initiated. If you do the arithmetic on a valuation basis, you also come to the conclusion that there is a premium in the underlying values of this relationship. It's a pretty simple arithmetic.

        In terms of Japan, you know, all I can say on Japan is it's the best cable property I have ever been associated, and I've been in the industry for 40 years. Any market place with (aerial plant) 400 (homes) a mile, where you borrow money at one percent that has had organic growth. Keep in mind that a lot of UCOMA's growth has not been organic. It's currency, cost reduction and…

        Ted Henderson:    That's true.

        John Malone:    …pricing increases. Whereas, in Japan, it's growth, which has been as fast or faster than UCOMA's, has been all organic with no price increases and very little currency effect.

        You know, I would make the argument that a business like that (had) capital available at much lower interest rates, should have a substantially higher multiple applied to it than would normally ((inaudible)) in the cable industry.

        So you know, that's a decision clearly that we're leaving up to the minority shareholders of UCOMA to decide, you know, if they like this trade. But, for my money, we went as far as we could go because going any further on this exchange ratio would've meant essentially giving away Japan at a really bargain basement price, and we're just not prepared to do that over the LMI side.

        Mike Fries:    What I would add to that, Ted, you know, in the—you know, work that we've been able to do in this process more recently on Japan, when you sort of peel the onion and look at that business, it has, as I said in my remarks, a very similar business strategy in many respects comparable or in some cases better growth history in prospect. So it looks a lot like a business we'd like to be running and are running today as a fair amount of, in my view anyway, in terms of their (triple play) strategy. The competitive environment differs a little bit and so there's pro's and con's and differences as you'd expect across countries. But it's certainly an asset that has best in class growth, and so we will still—certainly UCOMA will still be able to say that that's the sort of businesses we run, best in class growth, relative to peers. Best in class in terms of responding and innovating in the face of competition. Best in class in terms of technology and that sort of thing.

        And I think as I alluded to in my comments, and as John just alluded to, there is implicit in the numbers an attractive valuation for that business, which people can do the math on their own.

        But—so that to me is a very positive thing from the point of view of an UCOMA shareholder who has an opportunity to buy into in essence one of the most or more attractive (MSO's) in our sector at an attractive valuation.

        Ted Henderson:    Right. Yes, and I think part of the—part of the concern is obviously because the analysts are analyzing J-COM at a level and applying a value to it, and then obviously UCOMA is valued at market and there just isn't—there isn't a comfort level of the—of the validation on the J-COM valuations that we're putting out there because the comps aren't out there. So if we, I think the first question made the point of—it would've been interesting to see the J-COM transaction first and this follow, but I mean that's water under the bridge. So—but that's why we struggle to do some of the math on it.

        OK—thank you very much.

        John Malone:    I mean, it's fair to say that the only comp you can look to in Japan—keep in mind that J-COM is 10 times larger than the next largest cable operator in Japan. It's really dominant in the market place. You might say that it's a large market. There's lots of Japanese households, so there's lots of room to expand. Most of the other cable operators are small mom and pop operators that potentially could be available for acquisition or to provide scale based services. And J-COM has the benefit that predominant or the largest multi-channel provider is co-owned. So you've got a lot of your programming already being developed in your sister company, which is a very big benefit of being in Japan.

        So you're going to hear a lot about Japan as you—as you analyze the nature of this transaction, because that really is the free radical in the calculation or the remaining variable.

        So that's kind of the way we analyzed it. I might reiterate again that we went—the special committee had a hard time here because the market was trading away the premium while we were in discussions. So they didn't have a lot of room to move without really, I think, an awkward situation. And from the LMI side, I had very little room to maneuver because of the market taking the premium away through speculation ((inaudible)) three or four weeks. And I'll point out also that during this period, UCOMA's been able to have a stock buyback plan in place. LMI has not because of certain tax issues which limited the flexibility of LMI to use its big cash position to support its stock as it were.

        So there are some reasons why one should not just look at the stock market as a stock market and think that that should be the determinant of the fairness of this transaction.

        Mike Fries:    Yes, I think if you looked at the—at the map, at historical trading averages, it's the premium to almost any metric of an historical basis, 10-day, 20-day. And I think as John's pointed out, and I know the special committee, based on what's been reported to me, felt very comfortable in the fact that it was a meaningful premium until the day that negotiations began. As you all know, when negotiations begin and bankers are interviewed, there's just lots of stuff that happens.

        I guess the other fact I'd point out on behalf of the ratio, that if you plotted that ratio over the last, you know, 158 trading days since LMI was originally spun off, you would only be able—you would not be able to find very many days where the ratio actually exceeded .2155. In fact, I think it's over 85 percent of those trading days; it was at or—well below—in fact, well below.

        So, you know, I think the committee also took that into consideration, that this is at or near sort of all-time high where there might have been some (adburations) in the past, but certainly well above where that ratio has been, you know, since let's say early November.

        Ted Henderson:    OK.

        Mike Fries:    ((inaudible)) actual numbers you can plot, Ted.

        Ted Henderson:    Thank you very much. And just a last thing, will Liberty Global be a Series A and B share situation?

        John Malone:    Yes.

        Ted Henderson:    Thank you.

        Operator:    Our next question comes from (Jeff Saito) with CFSB.

        (Jeff Saito):    Yes, it's (Jeff Saito) with CFSB. I was wondering, can you question or comment on the treatment of the UCOMA one-and-three quarters convertible, number one in terms of is there a change in control? And if not, how does the cash consideration along with the stock consideration effect or not affect the convertible?

        Mike Fries:    This is Mike; the transaction does not trigger a change in control under that convertible. And the ((inaudible)) the exchange of shares itself complies with the (turn) up the covenant and the (diventures) there and those convertibles will roll up.

        (Jeff Saito):    So is it convertible into a stock or is it going to be convertible into a—into a mix?

        John Malone:    ((inaudible))

        Mike Fries:    Yes, sir.

        Male:    I believe its convertible into a stock.

        (Jeff Saito):    OK—so, it'll remain all stock?

        Male:    Yes.

        (Jeff Saito):    OK, thank you.

        Male:    Yes.

        Operator:    We'll take our next question from David Joyce with JB Hanauer.

        David Joyce:    Thank you. First thing, I was just wondering what changed from mid-November when you were pointing out that LMI was trading at discount to UCOMA and therefore wouldn't be (finishedly) prudent to take UCOMA—to bring UCOMA in? You know, sort of what changed between mid-November and mid-December when you started talking with UBC?

        Mike Fries:    John, are you there?

        Male:    We may have lost John.

        Mike Fries:    I don't want to answer on his behalf per se, but in the absence of having him connected here, I would—I would surmise that what changed is roughly $10 to $12 appreciation in their stock. And I think, without putting words in his mouth, what he—what he was implying in that quarterly conference call was that LMI traded at a meaningful discount to it's some other parts based on where UCOMA was trading.

        While both stocks have appreciated during that period of time, I think it, you know, I felt—I think he felt that his stock had reached a level that was—where things were more aligned and less disconnected, and that was a function of the LMI stock just trading very well between, you know, mid-November and mid-December. And you can obviously plot that on your own and see the changes.

        David Joyce:    OK. And what's your sense of what cable system sellers in your—would think about potentially taking a more diversified (security) with what normally trades in the U.S.? Are they still pre-disposed to taking cash in the—in any potential transaction?

        Mike Fries:    So, listen, I think this strengthens our ability to attract and potentially conclude transactions with sellers in Europe for the simple reason that, I think they're indifferent to a large degree, to the strategy or prospects of the (acquired). Mostly they're looking for a liquid security and a, you know, and a large market (cap). Here, obviously, taking a company that will, you know, increase its market cap by 40, 50 percent where liquidity and free (float) will be enhanced and increased. And I think that's got to be a better—a better story for potential sellers than the alternative.

        I think they're mostly looking at the security itself as liquidity as currency as opposed to, you know, not necessarily what it means and what diversity is or isn't. And, you know, that would be my view. I think—I think it makes it easier.

        David Joyce:    OK—thank you, Mike.

        Mike Fries:    Yes. Operator, are you still on? Let's sit tight here. We will—we will wait for John and the operator to rejoin us. I suppose there was a technical (snafu). Nobody can ask questions so, we can't figure out what's on your mind.

        You know, one of the things that we did not address in our remarks but did put in the press release, I might just reiterate is timing here. There's several steps that have to occur both with respect to the FCC and filing, as well as shareholding meetings and the like, so that the expectation is that that will take through to the second quarter, but we will certainly be working diligently to achieve something as soon as—as soon as possible, and maybe even in the first quarter. But I think our stated position is second quarter, and that's largely because certain elements of the DO from a public registration filing point of view, are outside of our control, and we'll just have to see how that unfolds. But our, certainly, desire will get it done as soon as possible.

        Let's see, Operator, are you back on?

        Operator:    Yes, sir, I'm here.

        Mike Fries:    Hey, can we take another question?

        Operator:    We'll take our next question from Matthew Harrigan with Janco Partners.

        Matthew Harrigan:    On the Japan side, again, without getting into the mechanics of the (TFC floation) because I know you can't, you know, another, you know, free radical, I guess, as Dr. Malone pointed out, is the valuation on the—on the (TFC) relative to the ((inaudible)) (evaluation), which I guess was largely predicated, I guess on the U.K./U.S. norms. If there is a wildcard upside on the Japan floatation, was that an incentive for you agreeing to a deal prior to a floatation and fixing the exchange rate? Or is that something that wasn't, you know, really directly contemplated? Because obviously, if it was traded at a 15 multiple, the ratio would look, you know, downright cheap verses not make anyone happy come immediately out of the (block).

        Mike Fries:    Let me repeat one of the comments that I made, Matt, in my—in my prepared remarks, and that was if you even—if you apply comparable multiples. If you take our trading multiple and apply it to J-COM, you will arrive at a price for LMI meaningfully above where it currently trades. I think you can consider the inverse of that calculus there and more or less conclude that the valuation on that particular piece of the—of the pie was attractive. OK. So I don't—I'm not, you know, I don't think we're at a situation today where in fact the multiple in Japan is even the same. It's, by definition, something below where we trade.

        In the event that an IPO occurred, and I don't believe and I wasn't involved in these negotiations but I've had reports on them, I don't believe a special committee put significant emphasis on the fact that an IPO may or may not happen for all the reasons I think John indicated it may or may not happen. But there was a fair amount of benchmarking I suppose and valuation work that gave them comfort about a range of multiples for that asset that they may have utilized in supporting their fairness.

        But, you know, I think you can—you can read into—read into what I've said that, you know, I'm not sure when you said people coming out of "blocks aren't happy". I mean the multiple between the two assets should look pretty favorable from the UCOMA's shareholder's point of view out the blocks.

        John Malone:    Yes, I think I can reiterate that. I mean, we, of course, have been tracking relative values all the way along, and we've always believed that J-COM was worth at least the 200 basis points premium in multiple over Europe. That was sort of our internal view all the way along. We think that it's hard to predict what the retail market in Japan would value if it were to be taken public there. The only comps we have are things like Sky Perfect, which trades at an obscene multiple and has no (growth). So this is something with a lot of growth and actually, you know, J-COM is into P&L earnings, substantial P&L earnings, which the Japanese market tends to like.

        So, you know, it's difficult to say. I will just say that, you know, we would be delighted to buy out Microsoft's stake or anybody's stake at or around the numbers that were used in this ((inaudible)). So I'd be delighted to personally invest in Japan at those valuations.

        Mike Fries:    So would I.

        John Malone:    So, you know—you know, I think to cut all the way through it, if the arithmetic is not difficult, then I'm sure a number of analysts will take a shot at it. I mean, since LMI is really just made up of cash or cash equivalence UGC stock in Japan, it's not very difficult—it didn't really tax the Banc of America guys too hard. They didn't have to get out the silver computers here to tell us that, you know, we were taking a discount but it was probably justified by the elimination of the holding company discount.

        I mean, that—so we looked at it and we said when we got it all done, we're taking about a 10 to 15 percent discount here in terms of underlying value, but we expect to get rid of a 10 to 15 percent holding company discount. So the whole combined entity should trade a lot better and at the end of the day, everybody should be happy. That was the basis of this deal.

        Matthew Harrigan:    Thank you.

        John Malone:    You're welcome.

        Operator:    Our next question comes from David Goldsmith with DSG Capital.

        David Goldsmith:    Hi, Mike, I'm just kind of wondering a little bit about the timing of this. About a week—less than a week ago, you were at a conference talking about how relatively cheap UGC was in relation to domestic cable companies and how the growth was accelerating. Why would you want to merge now? Why not give it some time and let the growth of UGC become evident and maybe we get a higher price for it?

        Mike Fries:    Well, I think you got to recall on (yours), that this is a relative valuation vis-à-vis LMI, and as UGC appreciates, so does LMI. The key metric here is the ratio itself. By that I mean, you know, as we appreciate—and I do believe what I said and believe it today still, but as we appreciate in value so to that LMI appreciate in value. And so it's really about the ratio between the two stocks and I—you know, we'll keep coming back to the fact that, as John indicated, the relative values between UCOMA and Japan were favorable. And so from that point of view, the timing, in my opinion, was right, because the alternative is while we appreciate and LMI, of course, finally appreciates, maybe something does happen in Japan where it's more difficult. And then LMI starts to appreciate even further. Or my understanding is, while, you know, I can't speak for John or what their corporate intentions were, that, you know, if they had clearly indicated and have sufficient resources to go out and buy stock in the marketplace, and if they were to attempt to—if they were to start doing that, that might put the ratios out.

        So keep in mind, this is about a relative valuation and the key should—the focus should be less on the absolute stock prices and far more on the ratios, which I'm hopeful analysts or others who try to, you know, do the math will help decipher for people. But that's an important point.

        David Goldsmith:    All right. But if John gone out and bought stock, obviously the stock would've lifted from current levels, we would've have the (premium) either way.

        Mike Fries:    It (would've) effected his stock, not necessarily UCOMA.

        David Goldsmith:    All right.

        Mike Fries:    Then the ratio would've gone the other way.

        John Malone:    No, I mean, for LMI the other alternative here to try to simplify life and have a platform from which to grow the entire company—combined companies, would've been to shrink our own LMI stock, thereby increasing our shareholder's ownership of both Japan and UGC.

        We clearly believe that if we have a discount relative to UGC, that we should use our cash to shrink LMI, not to shrink UGC or to acquire more UGC. It's just more efficient for us to do that way.

        So this was a discussion that the window opened for us. The stocks seem to be in alignment where we were trading at a level that we could have a negotiation, pay a market to market premium, and make sense of it. If that window closed or shifted away, then we'd be off on a different strategy.

        Keep in mind, with hard control of UGC, 92 percent of the votes, the LMI shareholders don't have to worry about somebody else coming in and taking UGC away from them. We also have no restriction on buying (UGC's) shares in the open market up to 90 percent if it should get cheap. And in addition, we have pre-emptive rights with respect to the right to buy stock on issuance by UGC.

        So from LMI's point of view, the opportunity that UGC represents is not going to get away from us.

        David Goldsmith:    No.

        Mike Fries:    Now, in contrast, John's remarks just there, with what will happen on a pro forma basis in that there will be no single control shareholder, you know, voting control shareholder, where the vast majority of the stock will be in the hands of the public shareholders in where UCOMA shareholders end up actually increasing their relative voting control two-and-a-half times from where they sit today. So I think from that point of view, it's a positive result from the—from the—from a governance perspective or a control perspective for UCOMA. And I think contrast importantly with the scenario that John just laid out.

        David Goldsmith:    Thanks.

        Operator:    We'll take our next question from Vijay Janyant with Lehman Brothers.

        Vijay Janyant:    Thank you. Just wanted to get some sense of how much cash do you think the combined company needs to keep. It's probably has a little over—about two billion of cash, and given your talk about a share buyback, you know, how much cash do you need for some, you know, potential acquisitions in your mind?

        John Malone:    Yes, I think the combined company I think has about three-and-a-half million of cash or newer cash assets. Obviously, if the shareholders of UCOMA were to elect the cash option, that uses about 750 million of the cash. We do not see Japan as requiring any material amount of cash absent—of equity, absent purchase of the Microsoft stake, which would be perhaps 500 million if it were available and (Sumotama) would be buying half of that.

        So 250 million is really the only equity requirement we could—will see if Microsoft were to change its mind and decide it was willing to part with its stake in Japan. And Mike can speak to Europe. But, you know, as prices get higher, you probably would want to use more equity, more stock and less cash in a transaction. Most European cable assets that are large that UCOMA would be looking to buy are already pretty heavily leveraged because they're held by U.S. private equity and they've leveraged the Jesus out of them. So you would be really talking about the equity premium to the cash debt leverage that's already on the properties.

        Mike Fries:    Yes, there's no doubt—there's no doubt at all that having access to a larger amount of cash is going to make any (consolidation) strategy much easier to implement in Europe. Why is that? Well, first is the point John raised, that, you know, bridging that valuation gap over time, it may take or cash—it'll certainly make it easier to some extent depending upon where our stock is trading. Number two, we do have a natural limit on the amount of debt we can borrow to make acquisitions both within our bank deal, and I think publicly we've stated where we think leverage should be.

        And so we're not interested in just—in levering up, although we're believers in levered growth, not interested in levering up, you know, to no end to get transactions done. And then it just gives you that much more flexibility and strength.

        So in my opinion, this is a nice shot in the arm for a very important strategic objective of ours and not to say that all the cash will be used there. But it certainly would help the situation. And my understanding, the numbers is—if the full 20 percent cash component were elected, it would use about 700 million of the 3.6 billion of cash, so you'll still be left with nearly three billion. And that's, you know, that's a very—it's certainly a better position than we see in today in UCOMA with about a billion in cash, not all of it available quite frankly; some of it tied up.

        Vijay Janyant:    Thank you.

        Operator:    Our next question is from Bill Vrattos with York Capital.

        (Dan Swartz):    Hi, the—it's actually (Dan Swartz) for Bill, and my questions have been answered, so thank you. But I would just like to point out that there was an article that ran on Dow Jones I believe yesterday saying that their Jupiter Telecom IPO to raise up to 80 billion yen Dow Jones says, and that the company (lists) shares on the (JASDAQ) and commence early as next month.

        So I know you're not commenting on that, but to the extent you were looking for something that sits out there in the public market to comment off of, there was a—there was a story that ran the other day. And again, congratulations and thanks a lot.

        John Malone:    Thanks.

        Mike Fries:    Thanks.

        Operator:    Our next question comes from David Freedman with Bear Stearns.

        David Freedman:    I'd just like to confirm my understanding from what you're saying is that we have the right as UCOMA shareholders to elect all stock and that's not limited at all? But if we want to, we could elect cash, but we are not going to get cash if we elect stock?

        John Malone:    That's correct. It's—there's nobody forced into cash. Everybody has the primary option of all stock or stock. If more than 20 percent of the shares elect cash, then there would be a pro-ration process because we have to limit the cash component to 20 percent.

        David Freedman:    Understood. Thank you very much.

        John Malone:    You're welcome.

        Operator:    Our next question is with Arthur Lewis of Lewis & Lewis, Incorporated.

        Arthur Lewis:    Dr. Malone, I want to thank you for everything you've done in and continue to do with broadband around the world. And now, my question is, correct if I'm wrong, but (TCI) reached tremendous scale because of high leverage and some would say (TCI) never could've achieved tremendous scale with an investment grade rating. Should why should Liberty Global focus on investment grade rating?

        John Malone:    I don't think it is, and I don't think—Mike would probably confirm that, you know, we're not seeking investment grade rating, nor would we feel ourselves able to build a company if we were to adhere to an investment grade rating.

        Mike Fries:    Yes, that's right. You commented ((inaudible)) around three-and-a-half times net debt to operating cash flow or EBITDA. We've stated publicly we think four to five is sort of our range—our comfort zone. To get even to that level would require some sort of transformational acquisition or other event because our bank deal, while providing a very cheap and ready source of capital for acquisitions, does have a natural barrier for.

        We sit today at a single B and have no aspirations to achieve investment grade rating any time soon. Because I believe, I think as John believe, that in our sector, a levered growth is the right way to, you know, prudent levered growth is the right way to maximize equity returns and we're certainly going to do that.

        Arthur Lewis:    OK, thank you.

        Operator:    Our next question is from Andrew Gundlach with Artemis Advisors.

        Andrew Gundlach:    Good afternoon, congratulations. Two quick questions, one kind of housekeeping, will UCOMA be having an earnings call, Mike?

        Mike Fries:    Sure. At this stage, we'll have an earnings call upon our 10-Q around mid-March—I'm sorry, 10-K around mid-March timeframe. So unless this transaction were to happen on a faster timetable than we currently think is achievable, we should be having an earnings call around mid-March.

        Andrew Gundlach:    And I assume the synergies here are minimum, right, headquarters in Denver or something, right?

        Mike Fries:    Yes, I mean, the synergies fall into a bunch of different categories. Some easy to quantify and some not. I mean, you know, I can certainly tell you that when you—when you look at the benefits of having an increased scale vis-à-vis programmers and vendors and things of that nature, that could be very meaningful synergies. There are some tax advantages as John pointed out.

        You know, and I think the, you know, the trickle down affect, I know everybody comes at this from a different point of view. The investor sees certain benefits as simplification, one stock, one capital structure, more liquidity. But management teams and those, you know, our 10,000 employees around the world excluding Japan who are running our businesses also see benefits and simplification, and corporate strategy, and names, and things of that nature. So it's going to be—the benefits from this I think are going to be far reaching and substantial.

        But in terms of immediately quantifiable synergies, as I said, there's not a lot of redundancy overlap at corporate. You know, we've got teams that—have been working together very well, and of course, in our discreet field operations, there's little to know. So I wouldn't be looking for that type of synergies.

        John Malone:    In terms of economic value, I think you could say that the most important thing is going to be the cost of debt and the availability of debt, having a consolidated balance sheet of that size. The second would be the efficiency of the use of tax attributes. The third would be elimination of duplicate public company costs. That's in the short term.

        Long term, obviously the ability to have a global strategy, a more liquid public security, you know, a clear vision, I think is the big upside.

        Andrew Gundlach:    Sorry, with respect on global strategy, Dr. Malone, could you give a sense of whether or not the combined entity might enter or view markets that you have stayed out of slightly differently? For example, does your view on Germany or France, (exParis) or England change or Korea, for example? Those would be the four big ones, I guess, that you're really not a part of today.

        John Malone:    Well, you should also add content.

        Andrew Gundlach:    Yes, correct.

        John Malone:    Because with scale, comes muscle and content, and clearly, to protect and develop side of the service offerings a better relationship with content is always important. As Mike mentioned, they're already moving down that road—we've moved down that road in Japan aggressively, and we think we need to continue to move down that road.

        With respect to distribution markets, I think that with bigger scale, one would tend to look perhaps (anew) at certain markets. I think Mike will tell you, he wants to come up the learning curve on doing business in France before he gets (aggressive) about expansion in France.

        Clearly, Belgium is a country that, as a result of the more recent transactions that we've done together, UGC has a large opportunity in Dutch speaking Belgium (flanders) ahead of it.

        Ireland is an interesting marketplace that is a little bit out from under the (Death Star)—(Rupert's Death Star) in England.

        Germany, we always should go back and take another look at. It's a very large market. We think that the characteristics of that opportunity have changed fairly dramatically in the three years since Liberty took its run in Germany and decided mutually with the German government not to proceed. Switzerland would fit these things very well.

        But eastern Europe, I think Mike would acknowledge, looks like a very interesting opportunity for UGC to develop in both satellite, content, and (terrestrial) distribution.

        Mike Fries:    Yes, I mean, look it, I'll repeat—and global scale, global platform is perhaps two (try) to term. Maybe it needs to be flushed out a little bit. But if you look around the world outside the U.S. and you look at the European continent, and you look at Asia, and you look at Latin America, in each of those regions of the world, this company has—I don't think there's any question about it, the strongest, most attractive (MSO) in every market.

        There is nobody in Europe doing what UBC is doing either from a technology or a product point of view, from a management point of view the fact that—in terms of how we run our (MSO), our second largest data carrier or IP backbone. I mean, it's an integrated well run European (MSO) with fantastic growth opportunity outside organic growth in both Western Europe with a couple of very big deals to which John mentioned, and Central and Eastern Europe, which is, you know, in my view, one of the most attractive regions in the world today both based upon cost of entry, cost of rebuild, improving demographics, great regulatory frameworks, the kind of stuff that in five years will be delivering, you know, massive returns or sooner.

        If you look at Asia, and I've spent a lot of time in Asia in my prior life year at UGC, there's no doubt that J-COM is the most attractive successful (MSO) in that entire region. And its opportunity to roll up additional systems within its own market are also fantastic and highly accretive.

        If you look at Latin America, you can think what you want about Latin America, but there is no other (MSO) with a million in (triple play subs), 100 million of cash flow and no debt with the opportunity to make a merger happen in that market that's immediately positive from an (MPB) point of view on synergies. And, you know, may or may not create opportunities down the road.

        But if you're looking for (footholes) in the world—the global broadband business outside the U.S. and you like the dynamics of this business as we certainly do, you could not pick three better operations to own and, you know, in my opinion.

        And so those are fantastic launching pads, if you will, for greater growth and opportunity. Outside of those core markets, you know, I can tell you we're going to look, and be prudent, and intelligent, and smart, and, you know, as I said, with the wisdom we've all acquired over the years of being in this business with John's, you know, insight and vision, we're going to make deals that everybody will be, you know, will think are smart deals and be proud of.

        But we sit here today with an unparallel platform in those three—in those three regions of the world, and that's what's really going to drive this thing.

        John Malone:    Yes—I think the reality is the cable platform with its ability to launch new services, is proving to be pretty potent. And the ability to demonstrate that you've got the state of the art facility, whether it's Japan, Chile, or the Netherlands, or Austria gives you a base from which to forget incremental acquisitions and the developments that you otherwise wouldn't have. You're not shooting in the dark. You're adding to something that's already successful. You've already got a trained and skilled management team that can be expanded. I think that's the principle benefit of already being there and being the clear leader in your field—in your markets.

        Andrew Gundlach:    Thank you for your comments.

        Operator:    Our next question is from Alan Gutman with JP Morgan.

        Alan Gutman:    Hello—I've just two questions. One is, what—in terms of the current management structure like the CFO roles, have you decided who is going to have it? Is (Howard) going to have it? Is (Maranda) still going to run Japan, et cetera? And secondly, do the current restricted units or options that the management has, will that just be rolled forward or is there an accelerated vesting there? Thank you.

        John Malone:    As far as discussions that we've had on management structure, as Mike said earlier, the management teams fit together very nicely. (Maranda) and (Graham) will continue to be in charge of the Asian efforts. The chief financial role will primarily be—Mike's to decide who, but right now he's got co-CFO's. It's working very well, and I don't know that there's any urgency to change that. With respect to the other roles in the management structure, it doesn't seem to be any lack of fit. Everybody fits, everybody's got a job, and there seems to be a great alignment.

        I believe that the agreement on options and SAR's is that everything just roles forward. There's no acceleration, there's no change in control, there are no special benefits created as a result of this transaction.

        Mike Fries:    Yes, that's correct. Everybody ends up with equity in Liberty Global. And on a, you know, formulaic basis, and there's no accelerated vesting, so everybody's outstanding equity interest roll in.

        And, you know, I would just reiterate what John said, is that we've got very strong talented people at all levels, and in my opinion, the job's getting harder not easier here. There's going to be plenty to do and there won't be little to no redundancy. And I think we'll find meaningful and important roles for everybody. So that's, you know, we've got a little time to sort that out and I'm sure it will be sorted out to everybody's satisfaction, and something people will be happy with.

        John Malone:    I might say that from an LMI point of view, the benefit of this is as we integrate, I think, the premiere management team in the world for running these kinds of businesses. It is a unique skill to be able to take this broadband technology, which has kind of been given birth in the U.S. and transplant it to places like Japan and Austria and this is the best team in the world at doing that. And personally as a shareholder, that gives me a great deal of comfort about the quality of this investment going forward.

        Mike Fries:    Yes, and I think the—look it, our industry as complicated as it is from a technology point of view, from a competitive point of view, the fact that we're in the entertainment business, this IT business, I mean, customer facing business, there's a lot of factors that make this business in my opinion complex. The fact that we are, you know, addressing some of the same challenges, innovating in some of the same ways, focusing on some of the same tactics and strategies when it comes to bundling and products and services, dealing with all the same vendors, there is a meaningful amount of benefits to be achieved when these management teams (congeal) beyond just Europe and Liberty's and our interest in Chile, but also including Japan. Because it is, you know, that value added and that sort of best in class activity and the ability to share knowledge across those markets will be substantial and important.

        I mean, we hire, for example, J-COM's head of marketing about a year ago, and I think I've reported to you all, you know, we have had a fantastic—attributed all to him. But what I will tell you is he has brought with him a fair amount of knowledge and expertise in bundling and things of that nature. And, you know, we've doubled net gain in Europe in 2004 over '03 and we're going into '05 with even greater momentum.

        So, you know, I think there are things to be achieved in that front and not to be underestimated.

        Andrew Gundlach:    Thank you.

        Operator:    Our next question is from Trew Figdor with Tiedemann.

        Trew Figdor:    Yes, hi—just do you have any commitments from any of the UCOMA holders to take stock? And if for whatever reason you didn't get the majority of minority, what would be the process from there? Do you have any flexibility whatsoever on the price?

        John Malone:    I'll take that one. No, we have not made any prior arrangements with any UCOMA shareholders. They're hearing about it this morning for the first time. And we have zero flexibility on the exchange ratio. If the deal does not get approved by the shareholders, the deal will terminate and LMI will do what is in LMI's best interest to do as will UCOMA.

        Mike Fries:    Right.

        Trew Figdor:    Excellent, thank you.

        Operator:    Our next question is from Luca Ippolito with Chesapeake Partners.

        Luca Ippolito:    Actually one of them was just answered, but it seems to me that since negotiations began, the market has moved even quite significantly in the sector, and you said while this represents a 14 percent premium. In light of UCOMA's growth prospect and in light of where other similar companies trade, frankly, this doesn't seem to be a premium at all. I understand the appeal and the comments on Japan, but UCOMA has its own diamonds which are under appreciated by the market as well.

        John Malone:    Well, yes, but you got to start with reality. LMI owns 53 percent of the economic of UCOMA to start with. So to the degree that you're looking at it, you really end up comparing Japan to Europe in terms of its growth prospects, which as we've said earlier, we believe are equivalent to superior to those of Europe. And otherwise, it's simple arithmetic.

        Mike Fries:    Yes, I mean, I think—I think, I—you know, I'll try (it the third time). Even if you—if you—if you accept the fact that the growth prospects are comparable, and you apply comparable multiples to the two businesses, then you will arrive mathematically at a share price for LMI that exceeds, you know, pretty measurably where it trades today. And I think I said between the 49 and $50 range. You then apply this ratio to that, you get a stock price for UCOMA in the $10.50 to $11 range.

        The inverse of that analysis will lead you to whatever the multiples are implied in that math. But if you just assume for the moment, if you go the other direction and assume they're equal in opportunity and growth and apply comparable multiples, it's clear that LMI still trades at a pretty meaningful discount, and this was priced off that discount.

        You know, from a UCOMA point of view, I think it's important for our shareholders to do that math and maybe some analysts will come out and help them with that math, but that's a very important point.

        Luca Ippolito:    OK, thank you.

        Operator:    Our next question is from Morris Mark with Mark Assessment Management.

        Morris Mark:    Hi—I have a sort of a mundane question because we harp on the (deal) all day. If one looks at the European market for broadband, most of that market is held by DSL. If one looks at Japan, the DSO offering is quite competitive in terms of price.

        Taking that into account and I think that's important for looking at both of these businesses, how would you evaluate your competitive position longer term to expand your share of the broadband market and build that business since that's a key? And conversely, how concerned are you in either market about the major phone companies switching to fiber as some of the American companies are starting to do?

        Mike Fries:    Let me—let me address that in Europe, and maybe, John, you can take a crack at Japan or I can as well.

        I think we've been pretty consistent about this point all along. While if you look at Europe on a Europe-wide basis, it would appear that DSL clearly is a dominant provider—the phone company is a dominant provider of the broadband in Europe something between 70/30. In our markets where we operate, we're somewhere on a weighted average basis around 50 percent, maybe slightly below 50 percent. And in many instances, it's 80, 70, 90 percent in places like central or eastern Europe. So I don't think you can generalize about Europe per se if you're trying to analyze our business because in our markets, we were one of the first—if not the first to launch broadband and have retained a pretty meaningful share today. So that's point one.

        Point two is, you know, we have responded to competition in Europe, I think very effectively, principally in the form of offering multiple tiers, prices and speeds of data and that has had an impact of doubling our net adds year on year, increasing sales 40 to 50 percent, and growing our market share of that business faster than we ever anticipated as we bring dial up customers into that market place.

        So we've been able to maintain, in some cases improve upon our share of broadband and do so effectively with very attractive economics. Remember our economics in broadband in Europe were 90 percent plus gross margins, an average RPU of data still north of 40 bucks. So we aren't in a situation where there's any crisis in our view.

        Let me add a third piece of the puzzle on that, we just launched voice in Europe in the last 10 weeks of the year, and as I reported at the CitiGroup Conference, have done 50,000 sales in the last 10 weeks of that year, 25,000 net adds, 20,000 backlog, 50 to 75 percent of our sales are bundled with data. I mean, the whole—the name of the game is changing pretty rapidly for us in Europe from a competitive point of view. We're increasing our speed. We're pushing our technology advantage vis-à-vis phone companies.

        This sort of competition, in my opinion, is making us a much better company and is giving us all the comfort—competence I need to look out five years and say, this is—this is the place to be.

        You know, I think I said it—as I think I said at the conference last week, what doesn't kill you, it makes you stronger, and we are absolutely a stronger, and smarter, and more innovative company today. And I feel very good about our chances against phone companies in Europe for all those reasons.

        With respect to fiber to the home or Telco fiber issues, the U.S. and the European situation are slightly different. In the U.S., you're talking about a situation where Telco's drastically need to upgrade (plant). We're dealing with Telco's who are largely upgraded. So, you know, the worse is kind of behind us. We're not waiting for a big shoe to drop or what are we going to do when the Telco's rebuild. They're out there today.

        So, you know, we're (budgeting) through, executing through, financing through it, achieving above average growth right on through it. So, you know, from a European perspective, I think we're doing extremely well. And from what I understand in Japan, the dynamics are not dissimilar, but maybe you want to comment on that, John.

        John Malone:    Yes, I think if you go to Japan relative to Europe, just multiply times 10 in the sense that the prevailing service levels in Japan for our high speed data is 30 megabyte versus three megabyte in Europe. We already have full blown DSL competition, have had for several years. Despite that, we've been able to continue to increase and grow in our footprint very nicely in high speed data.

        The real experience of the consumer is that the cable high speed data delivers a superior actual experience debt rate to even the fiber to the home that (NTT) has deployed.

        We have some other advantages, I think, Morris. One is that high definition in Japan is red hot compared to Europe and even the U.S. And the only real way to get high definition video right now is digital cable. The satellite guys can't effectively deliver it and the (DSO) guys have choke points in terms of meeting those byte rates as far as video over DSL.

        So as we're deploying high definition digital set tops in Japan, our experience has been a much faster take up rate than we had previously expected, and it's really driving the business quite well.

        In addition to that, we have large ownership stakes in the content, which while we make it available to everybody, we have nice profit margins in it. And so that becomes quite an edge, economic edge.

        So competition's not to be ignored, and as Mike says, you know, what doesn't kill you makes you stronger and better. But we think we're in pretty good shape in Japan in terms of taking the competition on. We have been and despite that aggressive competition, we've been able to grow our EBITDA very nicely over the last couple of years, and our organic growth continues to grow very nicely.

        Morris Mark:    We're just about to launch VOIP. We've been a switch circuit telephony offer up to an (hour) in selected markets. We are now just beginning to launch VOIP, which gives us a big edge if we want to get aggressive on bundle pricing.

        Historically, we have not been aggressive on bundle pricing because the cap ex involved in switch circuit telephony has kept the returns on that deployment unattractive if you get too aggressive on pricing. VOIP is incrementally so inexpensive that it gives us a lot of flexibility for bundled pricing. I know Mike's doing the same thing in Europe.

        Mike Fries:    Oh, sure—I mean, you know, we launched voice as I said in the fourth quarter. The 25,000 net adds we did in the last eight weeks of the year are about 25,000 more than the net adds we did in the prior two years on our switch telephony business, which we really have been—has been in the holding pattern because those economics. The ability to discount and drive bundle pricing and preserve a fantastic payback and a fantastic return, you know, are all there with (VOIP), and, you know, the U.S. guys are having the same results.

        But from our point of view, it is—it is going to drive growth in '05 in a—in a—in a very significant way, growth we simply just didn't have in '04. So that's why as we said in our conference last week, we're looking at accelerating growth on an RGU basis in '05 verses '04, continue double-digit revenue growth, continue best in class operating cash flow growth, and I think, you know, if ((inaudible)) at the conference, they probably would've said very similar things from what I understand.

        John Malone:    The other thing—the last point I'll make on this competitive environment is the critical importance of content ownership because to the degree that you give out share to other technologies, you pick up distribution on your content businesses. And not only does it give you a competitive advantage in your own distribution, it gives you an income stream and a growth on other people's distribution.

        So you really want to have all the cards to play when you look at these markets. And it's very important that you be vertically integrated as you—as you look at these businesses.

        I think we have time for one more question I'm told.

        Operator:    We'll take our final question from Patrica Kanada with Gardhill Capital.

        Patrica Kanada:    Hi, I just wanted to confirm which specific anti-trust regulatory approvals will be required if any? And also, to see if there is a (collar) or walkaway provision to the deal, and also to get a pricing period.

        John Malone:    As we understand it, there are no anti-trust issues since, you know, we already are so tightly co-owned.

        Patrica Kanada:    OK.

        John Malone:    There may be some transfer timing issues with respect to certain markets. We believe those are (dominomis), but—and have legal timeframes to them. They're more notifications than they are approvals to the best of our knowledge.

        With respect to walkaways, there are several. Basically, LMI has the unilateral right to withdraw in the even that UGC has not been able to fully file its 10-K by the middle of May. Otherwise, there's an ultimate drop dead on the deal of the end of September. There is no (collar) and there are—and there is no repricing. The exchange ratio is the exchange ratio; the cash alternative is the cash alternative and those will not be modified.

        Patrica Kanada:    Great. Thank you very much.

        John Malone:    You're welcome. Thank you, everybody, for calling in and I think everybody needs to go home and do some arithmetic.

        Mike Fries:    Yes, right—I was just going to say that, John. I think it behooves everyone to just really study the numbers here and in particular, given the historical ranges and implied multiples in the deal, and to make sure you're also considering the benefits of scale simplicity that we've describing for the last hour or so. We think you'll reach the same conclusion our special committee did. This is a fair deal and a good deal.

        John Malone:    Thanks, everybody.

        Mike Fries:    Talk to you later.

        Operator:    This does conclude today's conference. Thank you for your participation.

END

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